# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alzamend Neuro, Inc., CIK 0001677077
CUSIP: 02262M605
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 480 Peachtree Road NE, Second Floor, Suite 103, Atlanta, Georgia (GA), 30326
Date of event which requires filing of this statement: 10/03/2025
Amends the filing with accession number 0001214659-21-006946
Filed by CIK 0001212502
Persons authorized to receive notices and communications: MILTON C. AULT, III, c/o HYPERSCALE DATA, INC. 11411 SOUTHERN, HIGHLANDS PARKWAY, SUITE 190, Las Vegas, Nevada (NV), 89141, (949) 444-5464

## Reporting persons
- MILTON C. AULT, III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 1,843; shared voting power 165,066; sole dispositive power 1,843; shared dispositive power 165,066; aggregate amount beneficially owned 166,909 (4.4% of the class)
  Comment: Sole voting and dispositive power represents shares of Common Stock. Shared voting and dispositive power represents (i) 61,743 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Ault Lending, LLC, (ii) 23,334 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC, (iii) 68,848 shares of Common Stock held by Ault Lending, LLC, (iv) 11,068 shares of Common Stock held by Ault Life Sciences, Inc., (v) 61 shares of Common Stock held by Ault Life Sciences Fund, LLC, and (vi) 12 shares of Common Stock underlying currently exercisable warrants held by Hyperscale Data, Inc.
- WILLIAM B. HORNE (CIK 0001333268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,518; shared voting power 0; sole dispositive power 3,518; shared dispositive power 0; aggregate amount beneficially owned 3,518 (0.1% of the class)
  Comment: Represents (i) 3,333 shares of Common Stock and (ii) 185 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
- HENRY C.W. NISSER (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); member of a group; source of funds: other (OO); sole voting power 926; shared voting power 0; sole dispositive power 926; shared dispositive power 0; aggregate amount beneficially owned 926 (0% of the class)
  Comment: Represents shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
- KENNETH S. CRAGUN (CIK 0001327261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,111; shared voting power 0; sole dispositive power 1,111; shared dispositive power 0; aggregate amount beneficially owned 1,111 (0% of the class)
  Comment: Represents shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
- DAVID J. KATZOFF (CIK 0001864317): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,726; shared voting power 0; sole dispositive power 1,726; shared dispositive power 0; aggregate amount beneficially owned 1,726 (0% of the class)
  Comment: Represents (i) 615 shares of Common Stock and (ii) 1,111 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
- HYPERSCALE DATA, INC. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 153,937; sole dispositive power 0; shared dispositive power 153,937; aggregate amount beneficially owned 153,937 (4% of the class)
  Comment: Represents (i) 12 shares of Common Stock underlying currently exercisable warrants held by it, (ii) 61,743 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Ault Lending, LLC, (iii) 23,334 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC, and (iv) 68,848 shares of Common Stock held by Ault Lending, LLC.
- AULT LENDING, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 153,925; sole dispositive power 0; shared dispositive power 153,925; aggregate amount beneficially owned 153,925 (4% of the class)
  Comment: Represents (i) 68,848 shares of Common Stock, (ii) 61,743 shares of Common Stock underlying shares of Series B Convertible Preferred Stock and (iii) 23,334 shares of Common Stock underlying currently exercisable warrants.
- AULT LIFE SCIENCES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,068; sole dispositive power 0; shared dispositive power 11,068; aggregate amount beneficially owned 11,068 (0.3% of the class)
- AULT LIFE SCIENCES FUND, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 61; sole dispositive power 0; shared dispositive power 61; aggregate amount beneficially owned 61 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Alzamend Neuro, Inc.
Address of issuer's principal executive offices: 480 Peachtree Road NE, Second Floor, Suite 103, Atlanta, Georgia (GA), 30326

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is amended and restated in its entirety as follows: The securities of the Issuer purchased by each of Hyperscale Data, Ault Life Sciences and Ault Life Sciences Fund were purchased with working capital. The securities of the Issuer acquired by Ault Lending were acquired with working capital. The Shares purchased by Messrs. Ault, Horne and Katzoff were purchased with personal funds. The stock options owned by Messrs. Ault, Horne, Nisser, Cragun and Katzoff were awarded to them in their capacities as officers and/or directors of the Issuer. The aggregate purchase price of the warrants currently exercisable into 12 Shares owned directly by Ault Alliance is approximately $0. The aggregate purchase price of the 11,068 Shares owned directly by Ault Life Sciences is approximately $7,970. The aggregate purchase price of the 61 Shares owned directly by Ault Life Sciences Fund is approximately $123,707. The aggregate purchase price of the 68,848 Shares owned directly by Ault Lending is approximately $159,727. The aggregate purchase price of the approximate 143.24 shares of Series B convertible preferred stock (the "Series B Convertible Preferred Stock") and warrants currently exercisable (subject to beneficial ownership limitations contained therein) into 23,334 Shares owned directly by Ault Lending is approximately $143,245. The aggregate purchase price of the 1,843 Shares owned directly by Mr. Ault is approximately $1,179. The aggregate purchase price of the 3,333 Shares owned directly by Mr. Horne is approximately $14,028. The aggregate purchase price of the 615 Shares owned directly by Mr. Katzoff is approximately $53,374.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated in its entirety as follows: The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 3,739,861 Shares outstanding as of October 7, 2025, which is the total number of Shares outstanding as reported by the Issuer to the Reporting Persons. As of the date hereof, Mr. Ault may be deemed to beneficially own 166,909 Shares, consisting of (i) 1,843 Shares held directly by him, (ii) 61,743 Shares underlying shares of Series B Convertible Preferred Stock held by Ault Lending, (iii) 23,334 Shares underlying currently exercisable warrants held by Ault Lending, (iv) 68,848 Shares held by Ault Lending, (v) 11,068 Shares held by Ault Life Sciences, (vi) 61 Shares held by Ault Life Sciences Fund, and (vii) 12 Shares underlying currently exercisable warrants held by Hyperscale Data. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Hyperscale Data, Ault Life Sciences, Ault Life Sciences Fund and Ault Lending by virtue of his relationships with such entities described in Item 2. Percentage: Approximately 4.4%. As of the date hereof, Mr. Horne may be deemed to beneficially own 3,518 Shares, consisting of (i) 3,333 Shares held directly by him and (ii) 185 Shares underlying stock options currently exercisable or exercisable within 60 days. Percentage: Approximately 0.1%. As of the date hereof, Mr. Nisser may be deemed to beneficially own 926 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days. Percentage: Approximately 0.0%. As of the date hereof, Mr. Cragun may be deemed to beneficially own 1,111 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days. Percentage: Approximately 0.0%. As of the date hereof, Mr. Katzoff may be deemed to beneficially own 1,726 Shares, consisting of (i) 615 Shares held directly by him and (ii) 1,111 Shares underlying stock options currently exercisable or exercisable within 60 days. Percentage: Approximately 0.0%. As of the date hereof, Hyperscale Data may be deemed to beneficially own 153,937 Shares, consisting of (i) 12 Shares underlying currently exercisable warrants held directly by it, (ii) 61,743 Shares underlying shares of Series B Convertible Preferred Stock held by Ault Lending, (iii) 23,334 Shares underlying currently exercisable warrants held by Ault Lending, and (iv) 68,848 Shares held by Ault Lending. Hyperscale Data may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of its relationship with such entity described in Item 2. Percentage: Approximately 4.0%. As of the date hereof, Ault Lending may be deemed to beneficially own 153,925 Shares, consisting of (i) 68,848 Shares held directly by it, (ii) 61,743 Shares underlying shares of Series B Convertible Preferred Stock held directly by it, and (iii) 23,334 Shares underlying currently exercisable warrants held directly by it. Percentage: Approximately 4.0%. As of the date hereof, Ault Life Sciences may be deemed to beneficially own 11,068 Shares held directly by it. Percentage: Approximately 0.3%. As of the date hereof, Ault Life Sciences Fund may be deemed to beneficially own 61 Shares held directly by it. Percentage: Approximately 0.0%.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated in its entirety as follows: Mr. Ault: 1. Sole power to vote or direct vote: 1,843 2. Shared power to vote or direct vote: 165,066 3. Sole power to dispose or direct the disposition: 1,843 4. Shared power to dispose or direct the disposition: 165,066 Mr. Horne: 1. Sole power to vote or direct vote: 3,518 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,518 4. Shared power to dispose or direct the disposition: 0 Mr. Nisser: 1. Sole power to vote or direct vote: 926 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 926 4. Shared power to dispose or direct the disposition: 0 Mr. Cragun: 1. Sole power to vote or direct vote: 1,111 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,111 4. Shared power to dispose or direct the disposition: 0 Mr. Katzoff: 1. Sole power to vote or direct vote: 1,726 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,726 4. Shared power to dispose or direct the disposition: 0 Hyperscale Data: 1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 153,937 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 153,937 Ault Lending: 1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 153,925 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 153,925 Ault Life Sciences: 1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 11,068 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 11,068 Ault Life Sciences Fund: 1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 61 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 61
Transactions in the class effected during the past sixty days: Item 5(c) is amended and restated in its entirety as follows: None of the Reporting Persons have engaged in any transactions in the Shares during the past 60 days except as set forth in Exhibit 1 hereto.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: October 7, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Transactions in the Securities of the Issuer During the Past 60 Days

## Signatures
- MILTON C. AULT, III: /s/ Milton C. Ault, III, Individual (10/07/2025)
- WILLIAM B. HORNE: /s/ William B. Horne, Individual (10/07/2025)
- HENRY C.W. NISSER: /s/ Henry C. Nisser, Individual (10/07/2025)
- KENNETH S. CRAGUN: /s/ Kenneth S. Cragun, Individual (10/07/2025)
- DAVID J. KATZOFF: /s/ David J. Katzoff, Individual (10/07/2025)
- HYPERSCALE DATA, INC.: /s/ Milton C. Ault, III, Executive Chairman (10/07/2025)
- AULT LENDING, LLC: /s/ David J. Katzoff, Manager (10/07/2025)
- AULT LIFE SCIENCES, INC.: /s/ Milton C. Ault, III, Chief Executive Officer (10/07/2025)
- AULT LIFE SCIENCES FUND, LLC: /s/ Milton C. Ault, III, Managing Member (10/07/2025)